Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

PROTAGENIC THERAPEUTICS, INC.

(Pursuant to Section 242 of the

General Corporation Law of the State of Delaware)

Protagenic Therapeutics, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “General Corporation Law”), hereby certifies as follows:

1. That the Board of Directors duly adopted resolutions approving the amendment of the Certificate of Incorporation of this corporation to effect a reverse stock split in the range of 1-for-2 to 1-for-4, with the exact ratio to be set within that range at the discretion of our board of directors without further approval or authorization of our stockholders and with our board of directors able to elect to abandon such proposed amendment and not effect the reverse split authorized by stockholders, in its sole discretion.

2. That upon the effectiveness of the amendment, the Certificate of Incorporation is hereby amended such that the following paragraph shall be added after the first paragraph of Article FOURTH of this corporation’s Certificate of Incorporation:

“As of 5:01 PM Eastern Time on March 22, 2023 (the “Effective Time”), the Company shall effect a reverse split (the “Reverse Stock Split”) on the basis that every four shares of Common Stock issued and outstanding at the Effective Time shall be combined into one (1) share of Common Stock. The par value of the Common Stock following the Reverse Stock Split shall remain $0.0001 per share and the authorized number of shares of the Company shall remain unchanged. No fractional shares will be issued in connection with the Reverse Stock Split. Stockholders of record who otherwise would be entitled to receive fractional shares, will be entitled to rounding up of their fractional share to the nearest whole share. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (an “Old Certificate”) shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above.”

3. That the foregoing amendment was approved by the holders of the requisite number of shares of this corporation in accordance with the Certificate of Amendment and Section 242 of the General Corporation Law.

4. That this Certificate of Amendment of Third Amended and Restated Certificate of Incorporation, which amends the provisions of this corporation’s Certificate of Incorporation, has been duly adopted in accordance with Section 242 of the General Corporation Law.

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IN WITNESS WHEREOF, this Certificate of Amendment of Third Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 21st day of March, 2023.

By:	/s/ Alex K. Arrow
Name:	Alex K. Arrow
Title:	Chief Financial Officer